                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: November 7, 2002            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                                          [LOGO]


                AT&T CANADA REPORTS THIRD QUARTER 2002 FINANCIAL
                              AND OPERATING RESULTS

              EBITDA GROWS TO $54.3 MILLION, UP FROM $30.3 MILLION
                          IN THE SAME PERIOD LAST YEAR

            CAPITAL RESTRUCTURING PLAN IS ON TRACK AND MOVING FORWARD

        COMPANY PROVIDES UPDATE ON STATUS OF NEGOTIATIONS WITH AT&T CORP.


--------------------------------------------------------------------------------
AT&T Canada will hold a teleconference call at 11:00 a.m. eastern today to discuss its third quarter 2002 results. Those wishing to participate should call
1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 217379#.
--------------------------------------------------------------------------------


TORONTO, November 7, 2002 - AT&T Canada Inc., Canada's largest competitor to the incumbent telecom companies, today reported financial and operating results for the third quarter 2002.

Q3 FINANCIAL AND OPERATING RESULTS

o The Company's earnings before interest, taxes, depreciation, and amortization, and workforce reduction costs, totaled $54.3 million, representing an increase of $24.0 million or 79% from third quarter 2001. This improvement was primarily the result of the operational restructuring undertaken by the Company during the last year to focus on profitable channels of distribution, and to streamline operations.

o Revenues for the three months ended September 30, 2002, were $359.9 million, compared to $387.2 million in third quarter 2001. Revenues from Local, Data, Internet, E-Business Solutions and Other services, represent 62% of the total revenue base versus 59% in third quarter 2001. Long Distance revenues represent 38% of the revenue base down from 41% in the same period last year.

o Local revenues increased by 12% from the third quarter in 2001, attributable to a year over year increase in linecount of 36,501. Local access lines in service at September 30, 2002 were 546,592, with 52% of this total representing lines that are either on-net or on-switch. Total revenue from Data and Internet declined by 8% from the same quarter in 2001, primarily the result of industry-wide weakness in enterprise and wholesale data. Revenue from long distance services declined by 15% from the same period last year, the result of a 10% reduction in average price per minute and a 5% decrease in minute volume.

o The Company's Net Loss for the quarter totaled $256.8 million, compared to a Net Loss of $232.5 million in the third quarter 2001. This increase in Net Loss was primarily the result of a non-cash increase in foreign currency translation loss of $132.9 million (see discussion below), and an increase in net interest expense of $10.2 million. These increases were partially offset by lower depreciation and amortization costs of $72.5 million associated with the write-down in the carrying value of property, plant and equipment, and goodwill, by reduced integration and restructuring costs of $21.9 million, and by improved EBITDA before workforce reduction costs of $24.0 million.

o In the third quarter the Company recorded a non-cash foreign currency translation accounting loss of $155.4 million. This loss was the result of a decline in the value of the Canadian dollar relative to the U.S. dollar during the quarter, and to an increase in the amount of un-hedged U.S. dollar debt, the result of the termination of all remaining foreign currency hedges in September 2002.


"WE ARE PLEASED WITH AT&T CANADA'S CONTINUED PROGRESS IN ACCOMPLISHING THE GOALS WE HAVE SET FORTH TO ENSURE OUR COMPANY'S LONG TERM SUCCESS. WE HAVE ADDRESSED THE FIRST COMPONENT OF OUR THREE-POINT STRATEGY, BY SIGNIFICANTLY IMPROVING THE COMPANY'S OPERATIONAL AND CAPITAL EFFICIENCIES. SECONDLY, IN REACHING AN AGREEMENT ON A CAPITAL RESTRUCTURING PLAN WITH OUR BONDHOLDERS, WE ARE WELL ADVANCED ON OUR EFFORTS TO ESTABLISH A SUSTAINABLE CAPITAL STRUCTURE FOR THE COMPANY MOVING FORWARD. THIS PLAN WILL ALLOW OUR BONDHOLDERS AS OWNERS OF AT&T CANADA TO PARTICIPATE IN WHAT WE BELIEVE IS THE CONSIDERABLE POTENTIAL OF THE COMPANY TO CONTINUE TO COMPETE SUCCESSFULLY IN THE CANADIAN TELECOMMUNICATIONS MARKETPLACE. AND WE CONTINUE TO PURSUE THE THIRD COMPONENT OF OUR STRATEGY, TO ESTABLISH A BALANCED TELECOMMUNICATIONS INDUSTRY REGULATORY FRAMEWORK, TO PROMOTE THE BENEFITS OF COMPETITION FOR CANADIAN CONSUMERS AND BUSINESSES," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA.

MR. MCLENNAN CONTINUED, "WE CONTINUED TO EXPAND OUR EXISTING CUSTOMER RELATIONSHIPS, AND WIN NEW CONTRACTS WITH CANADA'S LEADING COMPANIES DURING THE QUARTER, DESPITE THE SLOWDOWN IN THE NORTH AMERICAN TELECOMMUNICATIONS MARKET. LOOKING AHEAD, WE WILL CONTINUE TO FOCUS ON OUR STRENGTH AS A NATIONAL TELECOMMUNICATIONS PARTNER OF CHOICE TO CANADA'S LEADING BUSINESSES. WE WILL COMPETE WITH THE INCUMBENTS IN THE AREAS OF OUR TRADITIONAL STRENGTH IN MANAGED DATA AND LONG DISTANCE SOLUTIONS, AND IN IT SERVICES, TO FURTHER ENHANCE THE COMPANY'S COMPETITIVE POSITION. WE WOULD LIKE TO EXTEND AT&T CANADA'S GREAT APPRECIATION TO OUR EMPLOYEES, CUSTOMERS AND SUPPLIERS FOR THEIR CONTINUED SUPPORT AND CONFIDENCE, AS WE MAINTAIN OUR COMMITMENT TO BRING REAL CHOICE AND INNOVATION TO CANADIAN BUSINESSES."


OTHER DEVELOPMENTS

CLOSING OF THE BACK-END TRANSACTION UNDER THE DEPOSIT RECEIPT AGREEMENT

o On October 8th, AT&T Corp. completed the previously announced purchase of all outstanding deposit receipts for cash of $51.21 per deposit receipt pursuant to the terms of the Deposit Receipt Agreement and arranged for the purchase of the underlying shares by entities associated with Brascan Financial Corporation and CIBC Capital Partners.

o With the closing of the back-end, AT&T Canada employees exercised their in-the-money stock options, which together with other stock option exercises that occurred during the third quarter, generated cash proceeds to the Company of approximately $240 million. On October 9th, AT&T Canada used $200 million of these monies to repay in full all amounts drawn under its bank credit facility.

o AT&T Canada has de-listed the deposit receipts from the TSX and NASDAQ exchanges. However, in recognition of its outstanding public debt, AT&T Canada continues to be subject to the disclosure requirements of a public company.

AT&T CANADA AND BONDHOLDER COMMITTEE AGREE ON CAPITAL RESTRUCTURING PLAN

o On October 15th the Company announced that it had reached a non-binding agreement in principle with the informal steering committee of AT&T Canada's public bondholders on a proposed restructuring plan. The proposed plan will exchange all of the Company's $4.5 billion of outstanding public debt for equity ownership in the Company, and cash of no less than $200 million.

o Under this plan, the Company expects to emerge from the restructuring process generating positive annual free cash flow, with no long-term debt obligations and cash at closing of approximately $100 million.

o To advance this plan in an orderly and equitable fashion, the Company applied for and received an Order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act ("CCAA"). This Order enables AT&T Canada to continue serving its customers and to remunerate employees and ongoing suppliers without interruption, and minimizes the possibility of any potential disruptive legal actions against the Company during the restructuring process.

o Completion of this restructuring plan is subject to entering into definitive agreements, and the receipt of material approvals including bondholder, regulatory and Court approval. The Company expects that this process will be completed during the first quarter of 2003.

AT&T CANADA UPDATES STATUS OF NEGOTIATIONS WITH AT&T CORP.

o Given the strong historical relationship between AT&T Canada and AT&T Corp., the companies are negotiating new commercial agreements, under which AT&T Canada would become a fully independent, full service telecom provider for business customers operating under a new brand identity. Under the new agreements, AT&T Canada would have multi-carrier global connectivity and an ongoing commercial relationship with AT&T Corp. AT&T Canada anticipates that these agreements would preserve the cross-border and global connectivity provided by access to the AT&T Corp. global network as well as ongoing product relationships. AT&T Canada expects to execute a brand transition within 18 months. Currently, it is not expected that AT&T Corp. will maintain an equity interest in the company following the completion of AT&T Canada's capital restructuring.

o These discussions reflect AT&T Corp.'s desire to optimize flexibility in serving its multinational customers around the globe.

o AT&T Canada expects to continue working with AT&T Corp. to the benefit of each company and its respective customers in Canada and around the world through a series of new agreements. There can be no assurance that AT&T Canada and AT&T Corp. will reach agreement on new commercial agreements.

LIQUIDITY

o After taking into account the closing of the back-end transaction, the receipt of the proceeds from exercise of employee stock options, and the repayment of the bank credit facility, at September 30th AT&T Canada would have had approximately $425 million of cash on hand. These funds are anticipated to be sufficient to fund the Company's operations as it completes its capital restructuring plan.

o Upon completion of this capital restructuring plan expected in the first quarter of 2003, the Company will go forward with $100 million of cash on hand and a debt free balance sheet. And, with the operational restructuring undertaken in the last year to focus on profitable channels of distribution and streamline operations, the Company's new business plan will be free cash flow positive.

o To provide liquidity to its new shareholders under the restructuring plan, and to have the ability to access the public equity capital markets, the Company intends to seek a listing for its shares on certain public exchanges in Canada and/or the United States, at an appropriate time following its emergence from the CCAA process.

APPEAL OF MAY 30, 2002 PRICE CAP DECISION

o On August 27th the Company filed an appeal of the Canadian Radio-television and Telecommunications Commission's (CRTC) May 30, 2002 Price Cap Decision. AT&T Canada has petitioned the Governor in Council to endorse the proposition that the incumbent telecommunication companies should price all of their network services to competitors on a competitively neutral basis, in order to sustain the benefits of competition for Canadian consumers and businesses. Having invested billions of dollars in its own network, AT&T Canada and other competitors continue to require access to the public network controlled by the former monopolies to complete customer connections. By requiring a purely "facilities-based" competitive model to the exclusion of other models for competition, the Company believes that the CRTC has strayed from the letter and intent of the 1993 Canadian Telecommunications Act. Experience has demonstrated, and the government has supported the fact, that a full and fair competitive telecommunications marketplace is in the best interests of Canadian businesses and the public, to ensure that customers receive the benefits that come from choice, innovation and value. The Company is encouraged that the CRTC has decided to review one specific aspect of the recent Price Cap decision, but continues to believe that a broader review of the decision as it relates to network access, is required.

CHANGES TO THE BOARD OF DIRECTORS

o On August 28th the Company announced the appointment of Jeffrey M. Blidner to the Board of Directors. Mr. Blidner as Vice Chairman of Brascan Financial Corporation is responsible for Brascan's merchant banking and asset management activities including the Tricap Restructuring Fund. In addition, the Company announced that Marc Fortier had resigned his position as Director to focus on his new mandate as CEO of Van Houtte Inc.

o With the closing of the back-end, AT&T Canada announced that Steve Chisholm, Alan Horn, Phil Ladouceur, David Miller and Craig Young resigned from the Board of Directors. In addition, Robert Harding and George Myhal, senior executives with Brascan, joined the Board of Directors as representatives of Brascan Financial Corporation.

o With these changes, members of the Company's Board of Directors are as follows: Purdy Crawford (Chairman), Andre Bureau, Jeffrey Blidner, Stephen Halperin, Robert Harding, John McLennan, James Meenan, George Myhal and Lisa de Wilde.

NOTE TO INVESTORS

A number of the matters discussed herein are not historical or current facts, but rather deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such discussion may materially differ from AT&T Canada's actual future experience involving any one or more of such matters. The operations and results of AT&T Canada's telecommunications business may be subject to the effect of other risks and uncertainties. Factors which could cause results or events to differ materially from current expectations include but are not limited to: the negotiation, approval and implementation of the Company's restructuring plan under the Companies' Creditors Arrangement Act and of new commercial arrangements with AT&T Corp.; the outcome of related discussions with the Company's public bondholders, Brascan Financial Corporation, CIBC Capital Partners and AT&T Corp., there being no assurance that such a restructuring plan will be agreed, approved or implemented or that definitive commercial agreements with AT&T Corp. will be concluded; existing government regulations and changes in, or the failure to comply with, government regulations; the significant indebtedness of the Company; the Company's level of liquidity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether AT&T Canada's strategies will yield the expected benefits, synergies and growth prospects; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the Company's ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the Incumbent Local Exchange Carriers' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers by the CRTC and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel.

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                             INVESTORS AND ANALYSTS:
Ian Dale                                           Brock Robertson
(416) 345-2227                                     (416) 345-3125
ian.dale@attcanada.com                             brock.robertson@attcanada.com

May Chiarot                                        Dan Coombes
(416) 345-2342                                     (416) 345-2326
may.chiarot@attcanada.com                          dan.coombes@attcanada.com

AT&T Canada Third Quarter 2002 Results
Page 7
November 7, 2002

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               (in thousands of dollars, except per share amounts)

                                                                                   THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                                      SEPTEMBER 30              SEPTEMBER 30
                                                                              2002             2001           2002        2001
                                                                        ----------------   --------------- ----------- ------------
                                                                          (unaudited)       (unaudited)   (unaudited)  (unaudited)
                                                                                           (Restated (2))             (Restated (2))
Revenue                                                                     $   359,861    $   387,221    $ 1,128,548    $ 1,150,252


Expenses:
          Service costs                                                         223,003        253,157        729,228        745,810
          Selling, general and                                                   82,578        103,764        256,532        317,035
          administrative
                                                                            -----------    -----------    -----------    -----------

Earnings before interest, taxes, depreciation and amortization, workforce reduction, provision for restructuring and writedown of
long-lived assets                                                                54,280         30,300        142,788         87,407

Workforce reduction, provision for restructuring and writedown of
long-lived assets                                                                  --          (21,901)    (1,273,754)      (21,901)
                                                                            -----------    -----------    -----------    -----------

Earnings (loss)  before interest, taxes, depreciation and amortization           54,280          8,399     (1,130,966)        65,506

Depreciation and amortization                                                    46,675        119,179        228,775        340,228
                                                                            -----------    -----------    -----------    -----------

Income (Loss) from operations                                                     7,605       (110,780)    (1,359,741)     (274,722)

Other income (expense):
          Interest income                                                         2,420          6,817          6,883        15,422
          Interest expense                                                    (109,537)      (103,762)      (321,627)      (295,124)
          Foreign exchange gain (loss)                                        (155,399)       (22,457)       (74,555)        (3,056)
          Writedown of long-term investments and other assets                     --             --          (11,855)           --
          Other income (expense)                                                  (198)          (339)        (2,045)       (11,236)
                                                                            -----------    -----------    -----------    -----------

Loss before provision for income taxes                                        (255,109)      (230,521)    (1,762,940)      (568,716)

Provision for income taxes                                                       (1,730)        (1,954)        (4,949)       (5,963)
                                                                            -----------    -----------    -----------    -----------

Loss for the period                                                          (256,839)      (232,475)    (1,767,889)      (574,679)

Deficit, beginning of period, as previously reported                                                     (1,513,805)      (780,704)

Adjustment related to change in accounting policy for foreign exchange (2)                                  (12,274)          --
                                                                                                          -----------    -----------

Deficit, beginning of period, as restated                                                                (1,526,079)      (780,704)

Adjustment related to change in accounting policy for goodwill (3)                                       (1,530,767)          --
                                                                                                          -----------    -----------

Deficit, end of period                                                                                  $(4,824,735)   $(1,355,383)
                                                                                                          -----------    -----------
                                                                                                          -----------    -----------

Basic & diluted loss per common share                                       $     (2.54)   $     (2.35)   $    (17.58)   $    (5.86)
                                                                            -----------    -----------    -----------    -----------
                                                                            -----------    -----------    -----------    -----------

Weighted average number of common shares outstanding (in thousands)             100,977         99,121        100,560        98,023
                                                                            -----------    -----------    -----------    -----------
                                                                            -----------    -----------    -----------    -----------



(1) EBITDA is earnings before interest, taxes, depreciation and amortization, and is commonly used as a measure to assist in understanding operating results.

(2) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

(3) Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, which eliminates the amortization of goodwill and indefinite-life intangible assets. Any transitional impairment loss is recognized as a charge to opening retained earnings to January 1, 2002. Accordingly, the Company's opening deficit at January 1, 2002 has been increased by $1,530.8 million.

                                    - MORE -

AT&T Canada Third Quarter 2002 Results
Page 8
November 7, 2002

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)

                                             SEPTEMBER 30  SEPTEMBER 30   DECEMBER 31
                                                2002          2001           2001
                                            -----------   -------------  --------------
                                            (unaudited)   (unaudited)      (audited)
                                                          (Restated (1)) (Restated (1))
ASSETS
Current assets:
         Cash and cash equivalents          $   399,579    $   519,556    $   537,294
         Accounts receivable                    165,402         58,583         70,640
         Other current assets                    42,752         24,638         14,154
                                            -----------    -----------    -----------
                                                607,733        602,777        622,088

Property, plant and equipment                   953,533      2,185,888      2,180,773
Goodwill                                           --        1,668,951      1,639,065
Other assets                                     58,384        152,989        132,238
Deferred pension asset                           52,395         11,310         45,174
Deferred foreign exchange                          --          102,232        114,842
                                            -----------    -----------    -----------
                                            $ 1,672,045    $ 4,724,147    $ 4,734,180
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
         Accounts payable                   $    47,119    $    55,647    $    63,291
         Accrued interest payable               102,955         26,883         70,004
         Accrued liabilities                    267,808        255,929        267,229
         Income taxes payable                     6,322          5,069          5,584
         Current portion of capital lease
         obligations                              2,621            893          1,930
         Long term debt in default            4,706,606           --             --
                                            -----------    -----------    -----------
                                              5,133,431        344,421        408,038

Long term debt                                   17,550      4,576,434      4,672,738
Other long term liabilities                      61,424         36,434         45,110
Deferred foreign exchange                       115,467           --             --

Shareholders' Deficit
         Common shares                        1,168,322      1,121,436      1,133,664
         Warrants                                   586            805            709
         Deficit                             (4,824,735)    (1,355,383)    (1,526,079)
                                            -----------    -----------    -----------
                                             (3,655,827)      (233,142)      (391,706)
                                            -----------    -----------    -----------
                                            $ 1,672,045    $ 4,724,147    $ 4,734,180
                                            -----------    -----------    -----------
                                            -----------    -----------    -----------


(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

                                    - MORE -

AT&T Canada Third Quarter 2002 Results
Page 9
November 7, 2002

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (in thousands of dollars)

                                                                                 THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                                    SEPTEMBER 30                 SEPTEMBER 30
                                                                                2002           2001          2002         2001
                                                                           -------------  --------------  ----------- --------------
                                                                           -------------  --------------  ----------- --------------
                                                                            (unaudited)    (unaudited)    (unaudited)  (unaudited)
                                                                                          (Restated (1))              (Restated (1))

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
          Loss for the period                                              $  (256,839)   $  (232,475)   $(1,767,889)      (574,679)
          Adjustments required to reconcile loss to cash flows
            from operating activities:
              Depreciation and amortization                                     46,675        119,179        228,775        340,228
              Write-down of long-lived assets                                     --             --        1,203,228           --
              Write-down of long-term investments                                 --             --           11,855           --
              Accretion of senior discount note interest                        41,102         36,755        120,420        106,686
              Amortization of debt issuance costs                                2,928          3,326          8,018         11,308
              Amortization of deferred gain on termination of cross
              currency swaps and forward contracts                              (4,199)        (1,633)        (8,773)        (2,449)
              Loss on sale of investments                                         --             --            1,502          9,375
              Unrealized foreign exchange loss                                 159,204         23,520         79,150          6,216
              Other                                                             (6,018)          (335)        (7,206)        (1,775)
                                                                            -----------    -----------    -----------    -----------
                                                                               (17,147)       (51,663)       (130,920)     (105,090)

              Changes in non-cash working capital                               (9,497)        71,290        (72,580)        71,590
                                                                            -----------    -----------    -----------    -----------

          Net cash generated by (used in) operating activities                 (26,644)        19,627    (203,500)         (33,500)

INVESTING ACTIVITIES:
          Acquisitions, net of cash (bank indebtedness) acquired                 --          (25,000)          --          (45,502)

          Disposition of investments (net of disposition costs)                  --             --           2,200           3,401
          Additions to property, plant and equipment                           (10,844)      (68,949)      (84,499)       (283,932)
          (Additions) dispositions to other assets                                268         (1,049)           206         (9,102)
                                                                            -----------    -----------    -----------    -----------
                                                                            -----------    -----------    -----------    -----------
          Net cash used in investing activities                                 (10,576)      (94,998)     (82,093)        (335,135)

FINANCING ACTIVITIES:
          Issue of share capital, net of issue costs                              9,830          9,390         33,645        37,318
          Termination of cross currency swaps and forward contracts                --             --           85,504       123,965
          Draw from (repayment of) credit facility                                 --           30,000         30,000       657,230
          Debt issue and credit facility costs                                      (38)            (2)        (1,295)          (64)
          Increase (decrease) in other long term liabilities                       (182)           141           (502)         (189)
          Repayment of capital leases                                              --             (483)          --            (991)
                                                                            -----------    -----------    -----------    -----------
          Net cash generated by (used in) financing activities                    9,610         39,046        147,352       817,269

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           1,538          3,730            526         2,335
                                                                            -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (26,072)       (32,595)      (137,715)      450,969
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  425,651        552,151        537,294         68,587
                                                                            -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $    399,579     $  519,556      $ 399,579      $ 519,556
                                                                            -----------    -----------    -----------    -----------
                                                                            -----------    -----------    -----------    -----------


Supplemental Information:

Income taxes paid                                                          $     3,000    $     1,315    $     7,291    $     4,887
Interest paid                                                              $    26,113    $   103,443    $   157,931    $   194,945
Class B non-voting shares issued in acquisitions                           $      --      $      --      $      --      $    44,666
Extinguishment of bonds on termination of swaps                            $    84,866    $      --      $    84,866    $      --


                                    - MORE -

AT&T Canada Third Quarter 2002 Results
Page 10
November 7, 2002

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA


                                                               SEPTEMBER 30           SEPTEMBER 30                JUNE 30
                                                                   2002                   2001                     2002
                                                           ---------------------  ----------------------    --------------------
                                                           ---------------------  ----------------------    --------------------

REVENUE (IN THOUSANDS)
Data                                                                $   110,229             $   125,024              $  119,459
Local                                                                    58,242                  52,207                  59,708
Internet & E- Business Solutions                                         47,509                  46,421                  50,210
Other                                                                     7,620                   3,846                   8,508
                                                           ---------------------  ----------------------    --------------------
                                                           ---------------------  ----------------------    --------------------
                                                                    $   223,600             $   227,498              $  237,885

Long Distance                                                           136,261                 159,723                 146,972

------------------------------------------------------     ---------------------  ----------------------    --------------------
TOTAL                                                               $   359,861             $   387,221              $  384,857

Capital Expenditures                                                 $   10,844              $   68,949               $  19,265
Buildings accessed                                                        3,337                   3,311                   3,317
Intracity fiber route kilometers                                          4,773                   4,712                   4,769
Intracity fiber strand kilometers                                       317,899                 295,249                 316,243
Intercity fiber route kilometers                                         14,001                  14,001                  14,001
Intercity fiber strand kilometers                                       200,090                 200,090                 200,090
Local networks operational                                                   29                      29                      29
Local networks under development                                              -                       2                       2
Local voice switches operational                                             14                      14                      14
Access lines in service                                                 546,592                 510,091                 556,128
Access line orders in backlog                                             4,937                  18,965                   7,156
Central office collocations                                                 100                      83                     100
Circuits in service (VGEs)                                            1,852,558               1,844,351               1,882,443
High-speed data ports                                                    25,041                  24,303                  25,072
Frame relay switches                                                        109                     106                     108
ATM switches                                                                695                     694                     695
Full-time employees                                                       4,241                   5,304                   4,414
Long distance minutes of use (Qtr)                                    2,071,032               2,184,445               2,109,916
